
September 4, 2012

<u>Via E-mail</u>
Berardino Paolucci
President and Chief Executive Officer
Novus Robotics Inc.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7

> **Re:** **Novus Robotics Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed August 20, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 14, 2012**
> **File No. 000-53006**

Dear Mr. Paolucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Share Exchange Agreement, page 2

1. Please expand your response to previous comment 2 to address the following issues from comment 2 in our letter to you dated May 17, 2012: What were the "differences" mentioned in the fourth recital to the rescission agreement you filed with your Form 8-K on February 3, 2012? What was the magnitude and purpose of the payable balance mentioned at the bottom of what is now page F-11?

2. The last sentence of your response to prior comment 2 suggests that you have not complied with one of the representations and warranties in section 3.11 of the share exchange agreement. If so, please say so directly and disclose the material implications. If the notes have now been assigned, please address that part of prior comment 1 which

asked you to tell us the identity of the individuals who received the notes and their relationship to you.

Description of Business Operations, page 4

3.   We note that, in response to prior comment 5, you added a new paragraph rather than clarifying your previous disclosure. As a result, your document now contains conflicting disclosure: you say in the third paragraph of this section that your primary business includes automotive spare parts while you say in the fourth paragraph that you do not produce spare parts for automobiles. Also, you say in the third paragraph that your primary business includes automotive maintenance and repairs, which seems to be inconsistent with the fourth paragraph. Please clarify.

4.   Please address that part of prior comment 6 that asks you to explain what you add to the third-party-supplied products that customers could not obtain directly from those suppliers and to explain what part of the system you "machine." It remains unclear whether your primary business is to resell systems created by third parties. In your revised disclosure, please avoid unexplained terms like "CNC."

Products, page 5

5.   We note your response to prior comment 7 indicating that references to competitive pricing have been deleted; however, your disclosure on page 5 continues to state your products are competitively priced. Please provide us support for that statement.

Marketing, page 6

6.   Refer to your revisions in response to prior comment 9:
   - Where you refer to purchase orders here and committed future orders on page 17, please disclose the material terms of purchase orders, including the length of time it will take you to fill the orders and whether the orders are cancellable.
   - Ensure that your disclosure here is clearly reconcilable to the dollar amounts in the penultimate paragraph of your liquidity disclosure on page 17.
   - Please file the material purchase orders as exhibits. Provide us copies of any of the purchaser orders that you disclose but believe are immaterial.
   - Please reconcile the disclosed dollar amounts of the purchase orders with your statement that 90% of sales in 2010 and 2011 were from Johnson Controls.
   - With a view toward clarified disclosure, please tell us why you issue purchase orders to Toyota as disclosed on page 6 if Toyota is your customer. Wouldn't you receive purchase orders from your customer?

Risk Factors, page 8

7.   Refer to your response prior comment 4. If you have not provided investors documents within the time frame and in the form required by the federal securities laws, please add a risk factor to alert investors to this fact.

Management's Discussion and Analysis and Plan of Operations, page 15

Results of Operation, page 15

8.   We note the expanded disclosure in response to prior comment 14. However, the changes made to this section of the filing appear only to partially address the disclosures requested in our prior comment. For example, it appears you only addressed the first bullet point, the first part of the second bullet point and the fourth bullet point of the seven bullet points cited. Please amend this Form 8-K to address each of the matters outlined in our prior comment. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003). Please also comply with this comment in any future Exchange Act filings.

9.   We note your response to prior comment 17. Please tell us when you will complete your review of the Form 10-Q. Also ensure that your revisions to your Form 10-Q address the reasons for the change in your gross margin.

Liquidity and Capital Resources, page 17

10.   Please expand your response to prior comment 16 to tell us with specificity where you addressed each of the issues identified in that comment.

Security Ownership…, page 18

11.   We note your revised disclosure in response to prior comment 19. Please reconcile your disclosure that Messrs. Paolucci and Karanovic respectively beneficially own 31.95% and 15.97% with the number of shares they beneficially own relative to the 88,650,000 share figure that you disclose in footnote 1. Also, it appears that you may have counted the 16,520,000 shares held by D. Mecatronics, Inc. twice rather than just once in arriving at the 75,440,000 figure disclosed in the fourth row. Please advise or revise.

12.   We note your response to prior comment 20. For each shareholder that is identified in your latest 10-K as a greater than 5% owner of your securities, please tell us why that person does not appear as a greater than 5% owner in your beneficial ownership table in this 8-K. Also, please tell us the name of each affiliate who is required to file statements under Section 16 of the Exchange Act and who has not filed a required Form 3, 4 or 5; for each affiliate who has filed all required statements, please demonstrate to us how the

disclosure in your beneficial ownership table in this 8-K is reconcilable to the information in those Forms 3, 4 or 5.

Executive Officers and Directors, page 19

13.   We note your revised disclosure in response to prior comment 21.
- Please reconcile your disclosure that Mr. Paolucci has been an executive officer and director and shareholder of D&R Technology "since its inception in 2004" with your disclosure in the same paragraph that Mr. Paolucci has been employed by D&R Technologies Inc. from 1994 through 2004.
- State clearly the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of the registrant's business and structure. Note that the requirement for this disclosure is contained in the second sentence of Regulation S-K Item 401(e) and is "in addition" to the disclosure required by the first sentence of Item 401(e). From your current disclosure, it appears that you have only addressed the first sentence of Item 401(e).
- We note your disclosure added on page 6 regarding Dieco. Please disclose clearly the business of Dieco and the extent to which it is similar to your current business.

Certain Relationships and Related Transactions, page 22

14.   We note your response to prior comment 22; however, your disclosure does not reflect the applicable reporting threshold reflected in Regulation S-K, Item 404(d)(1). Please note that this item indicates that disclosure should reflect any transaction "in which the amount exceeds the *lesser* of $120,000 or one percent of the average" of your assets at year end for the last two completed fiscal years. Please revise your disclosure to reflect accurately the reporting threshold and be sure to disclose all applicable transactions that exceed this threshold.

15.   Please address in this section the $500,000 shareholder advance you mention on page 17. Please file the related agreement as an exhibit.

Description of Securities, page 22

16.   We note your response to prior comment 23. Please provide us your analysis supporting your disclosure that you are an emerging growth company. In your response, address your registration statement on Form SB-2 that was declared effective in 2007 and Section 101(d) of the Jumpstart our Business Startups Act which provides that an issuer shall not be an emerging growth company for purposes of the Securities Act and Exchange Act if the first sale of its common equity pursuant to an effective registration statement under the Securities Act occurred on or before December 8, 2011. For guidance, please see question and answer 2 of the Jumpstart our Business Startups Act Frequently Asked Questions (April 16, 2012) available on the Commission's web site.

If you do qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your filing that you are an emerging growth company and revise your document to state your election under Section 107(b) of the JOBS Act:

- If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Capital Stock Issued and Outstanding, page 23

17.   Refer to your addition on page 2 that the notes have not been converted.

- Please indicate the number of shares that underlie your convertible notes.
- Disclose the conversion rate of the notes
- If the notes are past due, please add appropriate disclosure in the risk factors and liquidity section of your document.
- File the notes as exhibits.

Description of Common Stock, page 23

18.   We note your revised disclosure in response to prior comment 24. Please further revise to describe the subject matter of Article Seventh and to address the 60% vote required by the last paragraph of Article Seventh. Also reconcile your disclosure of an 80% requirement in the second paragraph of this section of your 8-K with the 60% requirement disclosed in the fourth paragraph of Article Seventh of your articles of incorporation filed on July 20, 2012.

Creation of Series B Preferred Stock, page 25

19.   Please disclose the conversion rights mentioned in the material you filed in response to prior comment 29.

Market Price and Dividends, page 26

20.   Please expand your response to prior comment 25 to:

Berardino Paolucci
Novus Robotics Inc.
September 4, 2012
Page 6

- provide us your analysis supporting your conclusion regarding whether the registrant was an issuer described in Rule 144(i)(1)(i). In your response, please tell us about the more than nominal operations that D&R acquired as part of the reverse merger with the registrant. Also tell us how those operations are reflected in the registrant's description of its on-going business in this Form 8-K; and
- tell us why you believe no shares other than the 20,000,000 that you mention can be resold in reliance on Rule 144.

Exhibit 99.1

D&R Technologies Inc. Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 6. Income Taxes, page F-10

21.   We note your response to prior comment 27. However, contrary to your response to our comment that you revised Note 6, it does not appear to us that any revisions have been made to the disclosures to Note 6 in the financial statements that are part of this amended Form 8-K. Consequently, we reiterate that you explain to us the purpose of the information in this note. For example, it is not clear how the "estimated effective tax rates" of 15.5% and 16% (for 2011 and 2010, respectively) were determined. Based on your prior Note 6 disclosures, your "expected" tax rates were 28% (2011) and 31% (2010). Presumably, this represents the Canadian statutory income tax. Please tell us what sources were used to obtain each of these rates. Further and as previously requested, please revise the filing to disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. Also, disclose the estimated amount and the nature of each significant reconciling item. Refer to the disclosure requirements of FASB ASC 740-10-50-12.

Exhibits

22.   Please file the agreement mentioned in the last sentence of your response to prior comment 1.

23.   We refer to exhibit 10.2. Please file the July 1, 2007 "original lease" which is referenced in the lease extension that you have filed as the exhibit. In this regard, it appears that material terms of the existing lease, including the location of the property, are not contained in the lease extension agreement.

24.   From your response to prior comment 28, it is unclear whether the agreements included with your February 3, 2012 Form 8-K were signed. If you do not have signed versions of

the agreements, please provide us your analysis of whether the agreements could be challenged as not binding. If the agreements were signed, please file the final, signed versions; see Regulation S-T Item 302. Note also the last sentence of Regulation S-T Item 304(e) which provides that you should not file the exhibits as a graphics or image file.

25.   Please incorporate by reference or file with this 8-K the complete version of your articles of incorporation mentioned in your response to prior comment 29.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

26.   We note your disclosure on page 19 that management concluded that your disclosure controls and procedures were not effective as of June 30, 2012. Please tell us what specific steps you have taken to remediate the ineffective controls and procedures.

27.   Exhibit 32.1 does not indicate that it is signed by your principal financial officer. Please confirm, if true:

- that Mr. Paolucci was both your principal executive officer and principal financial officer at the time he signed exhibit 32.1;
- that exhibit 32.1 should have identified Mr. Paolucci as both principal executive officer and principal financial officer;
- that the failure to identify Mr. Paolucci as principal financial officer in exhibit 32.1 was not an attempt to avoid liability for Mr. Paolucci in his role as principal financial officer; and
- that your principal executive officer and principal financial officer will be properly identified in all future certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Berardino Paolucci
Novus Robotics Inc.
September 4, 2012
Page 8

       You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

                           Sincerely,

                           /s/ Russell Mancuso

                           Russell Mancuso
                           Branch Chief

cc (via e-mail): Diane Dalmy, Esq.